Exhibit 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
($ in thousands)	2009	2010	2011	2012	2013
Earnings:
Add:
Pre-tax income (loss) from continuing operations, before equity method investees	$(68,362)	$(52,368)	$31,775	$22,307	$(41,199)
Fixed Charges	87,668	111,449	110,805	119,425	178,723
Subtract:
Interest Capitalized	(13,758)	(4,041)	(10,303)	(20,310)	(3,282)

Total Earnings	$5,548	$55,040	$132,277	$121,422	$134,242

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of financing costs	$70,317	$103,093	$95,705	$94,484	$170,218
Capitalized interest	13,758	4,041	10,303	20,310	3,282
Estimated interest portion in rent expense	3,593	4,315	4,797	4,631	5,223

Total Fixed Charges	$87,668	$111,449	$110,805	$119,425	$178,723

Ratio of earnings (loss) to fixed charges	0.06x	0.49x	1.19x	1.02x	0.75x